SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

  In the Matter of                                              CERTIFICATE
Cinergy Corp., et al.                                                OF
   File No. 70-9319                                              NOTIFICATION

       (Public Utility Holding Company Act of 1935)


     Pursuant to the Commission's order dated March 1, 1999 (HCAR No. 26984) (the "March 1999 Order") granting and permitting to become effective the application-declaration as amended in the above docket filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act") and Cinergy Investments, Inc. ("Cinergy Investments"), a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy, Cinergy provides the following information (any capitalized terms used but not defined herein having the respective meanings assigned thereto in the March 1999 Order):


          1. Financial statement information for the 6 months ended June 30, 2001 for Cinergy Investments, Inc., Cinergy Global Resources, Inc. ("CGR"), Cinergy Technologies, Inc. ("CTI"), and CinTec LLC ("CinTec"), Delaware corporations or limited liability companies, as the case may be, and direct, wholly-owned subsidiaries of Cinergy, are filed as exhibits hereto under a claim for confidential treatment pursuant to Rule 104(b) under the Act.

          2. The following lists amounts expended by Cinergy Investments, CTI, and CinTec on investments during the calendar quarter ended June 30, 2001 in those of their direct subsidiaries -- namely, (a) Cinergy Ventures, LLC,
     (b) Cinergy e-Supply Network, LLC, (c) Cinergy Two, Inc. (d) Cinergy-Cadence, Inc., (e) Cinergy Telecommunications Holding Company, Inc., (f) Cinergy Centrus, Inc., (g) Cinergy-Centrus Communications, Inc. and (h) eVent (Triple Point) LLC (collectively "ETC subsidiaries") -- that are neither (i) energy-related companies as defined in rule 58 ("rule 58 companies"), (ii) exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs") or EWG/FUCO holding companies, or (iii) Cinergy Solutions Holding Company, Inc. and its subsidiaries. (Investment information with respect to Cinergy's investments in rule 58 companies, EWGs/FUCOs and EWG/FUCO holding companies and Cinergy Solutions Holding Company, Inc. and its subsidiaries is provided in Cinergy's quarterly reports on Form U-9C-3 (with respect to rule 58 companies) and quarterly certificates filed in Files No. 70-9577 (with respect to EWGs and FUCOs and EWG/FUCO holding companies) and 70-8933 (with respect to Cinergy Solutions Holding Company, Inc.), respectively.)

     During the quarter ended June 30, 2001, CTI made $6 million in additional investments.

          3. The following provides information concerning the nature and extent of services provided by Intermediate Parents (as that term is used in the March 1999 Order) during the calendar quarter ended June 30, 2001, identifying the customer company, the service and the charge, and the transfer pricing therefore (i.e., whether the charge was computed at cost, market or pursuant to another method).

          a) Cinergy Global Resources, a.s., an indirect, wholly-owned subsidiary of CGR organized under the laws of the Czech Republic, provided the following services to certain associate project companies located in the Czech Republic, each of which is a FUCO (identified below):

          i. Intermediation with financial institutions to obtain financing by project companies;

          ii. Currency and interest rate risk management;

          iii. Consulting services in the area of financial and operational management of project companies; and

          iv. Re-engineering studies and implementation.

     The fees charged for these services are on an hourly basis determined by the amount of work performed by Cinergy Global Resources, a.s. personnel to project companies.

     The project companies served and the fees charged for the calendar quarter ended June 30, 2001 are as follows:


Moravske Teplarny a.s.                                       $6,092

Plzenska Energetika s.r.o.                                   $15,582

Cinergetika U/L, a.s.                                        $7,187

Energetika Chropyne, a.s.                                    $7,180

CZECHPOL ENERGY spol.s.r.o.                                  $100,242


          b) Cinergy Global Power Services Limited ("CGPS"), an indirect, wholly-owned subsidiary of CGR organized under the laws of the United Kingdom, provided the following services to the associate project company identified below, a Zambian FUCO:

          i. Consulting services in the area of management of project companies and ongoing business development; and

          ii. Re-engineering and restructuring services.

     The fee charged for these services is a flat quarterly fee which was established according to a management agreement between CGPS and its partners in the project.

     The project company served and the fee charged for the calendar quarter ended June 30, 2001 are as follows:

Copperbelt Energy Corporation PLC                            $62,500


        4. The following provides information concerning the formation and capitalization of any new Intermediate Parents and/or Nonutility Companies during the calendar quarter ended June 30, 2001.

     During the calendar quarter ended June 30, 2001, the following Intermediate Parents and/or Nonutility Companies were formed or acquired --

EmPowerNET, LLC, Cinergy Canada, Inc., Cinergy Solutions of Philadelphia, LLC, Cinergy Global Power 2 Limited, CST Limited, LLC, CST Green Power, L.P., CST General, LLC, CSGP Limited, LLC, CSGP Services, L.P., CSGP General, LLC, Elecdey Carcelen, S.A., Energetica Mataro, S.A., eVent Resources Overseas I, LLC, Societat Anonima de Valoritzacions Agroramaderes, Trigen-Cinergy Solutions of San Diego LLC and Trigen-Cinergy Solutions of the Southeast LLC.

Each of these entities was acquired or established either as an energy-related company under rule 58, an ETC or special-purpose direct or indirect parent company thereof, and/or an EWG or FUCO or project parent thereof. Any EWG/FUCO project parent or ETC in such enumeration was nominally capitalized. Capitalization information with respect to the balance of the enumerated companies is set forth in Cinergy's reports on Forms U-9C-3 and U-57 or other filings with the Commission respecting EWGs and FUCOs.

     5. The following provides information concerning any loans made by Cinergy, Intermediate Parents or Nonutility Companies to associate Intermediate Parents or Nonutility Companies during the calendar quarter ended June 30, 2001 that are not exempt under rule 52(b) and the issuance of any securities that are not exempt under rule 52(b) by Intermediate Parents or Nonutility Companies during the calendar quarter ended June 30, 2001.

No such loans were made or securities issued.

     6. The following provides information concerning the completion of any consolidation or reorganization of Cinergy's ownership interest in Intermediate Parents and/or Nonutility Companies during the calendar quarter ended June 30, 2001, including the identity of the companies involved and their lines of business and corporate structure both before and after the consolidation or reorganization.

     a. The ownership of Cinergy's indirect, wholly-owned subsidiary, Green Power Holdings, LLC and its subsidiaries (collectively, "Green Power"), was restructured in the quarter ended June 30, 2001, with the result that upon completion of the restructuring, Green Power was no longer held as a direct subsidiary of Cinergy Solutions, Inc. ("Cinergy Solutions"), but rather is now held as an indirect subsidiary of Cinergy Solutions, held by Cinergy Solutions' first-tier subsidiary, Cinergy Solutions Partners, LLC.

     b. The ownership of two of Cinergy's FUCOs (Northeolic Pico Gallo, S.L. and Desarrollos Eolico El Aguila, S.A.) was restructured in the quarter ended June 30, 2001, with direct ownership thereof transferring from Cinergy 2 B.V. to Cinergy Renovables Ibericas, S.A. In addition, another restructuring of Cinergy's FUCO businesses took place, as a result of which Corporacion Eolica, S.L. became a wholly owned direct subsidiary of EoloCrisa, S.L. Both before and after this restructuring, Corporacion Eolica, S.L. remained an indirect, wholly-owned subsidiary of Cinergy Renovables Ibericas, S.A., itself an intermediate, wholly-owned subsidiary of Cinergy.

                                                           S I G N A T U R E

         Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:         August 29, 2001

                                                    CINERGY SERVICES, INC.


                                                 By: /s/Wendy L. Aumiller
                                                        Assistant Treasurer